U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	March 24, 2014

NEWS RELEASE

Corporate	Investors
MFC Industrial Ltd.	Cameron Associates
Rene Randall	Kevin McGrath
1 (604) 683 8286 ex 224	1 (212) 245 4577
rrandall@bmgmt.com	kevin@cameronassoc.com

MFC INDUSTRIAL ANNOUNCES ANNUAL CASH DIVIDEND AND CFO APPOINTMENT,
- Provides Board and Corporate Update –

NEW YORK (March 24, 2014) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) is pleased to announce that its board of directors has declared an annual cash dividend for 2014 of US$0.24 per common share. Payment and ex-dividend dates and additional information regarding the dividend will be announced in due course. The Company also announces that its board of directors has appointed James M. Carter as Chief Financial Officer, Peter Kellogg as Chairman and Dr. Shuming Zhao as a director of the Company to fill the vacancy created as a result of the recent passing of Ian Rigg.

Mr. Carter, our new CFO is a Chartered Accountant with over 40 years of experience in both public and private companies, with an emphasis on the commodities sector and international business markets. Mr. Carter has served as Vice-President of the Company for over 15 years. Mr. Carter has also served as an officer and director of a number of private and publicly traded companies.

The Company is continuing its search for a new CEO and announces that Michael Smith currently intends to retire as CEO after the annual meeting of the Company scheduled for the end of this year. Mr. Smith will continue as a director of the Company and plans to work with the Board in searching for a successor and to ensure an orderly succession.

The board of directors of the Company has also determined to declassify its board structure so that all directors will be elected on an annual basis and terminated the Company's shareholder rights plan agreement dated November 11, 2013.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the company, please visit our website at www.mfcindustrial.com.

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